19012245

SION

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC FILE NUMBER
8-68772

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/18 (mm/dd/yy) AND ENDING 9/30/19 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stockpile Investments, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 E. Colorado Blvd., Ste.210
(No. and Street)

Pasadena (City) California (State) 91105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karyn M. White (650) 400-1821
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corp.
(Name – if individual, state last, first, middle name)

2700 Ygnacio Valley Road, Suite 270 (Address) Walnut Creek (City) California (State) 94598 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of itspossessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

OATH OR AFFIRMATION

I, Karyn White, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stockpile Investments, Inc., as of September 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Karyn M. White
Signature

Principal Financial Officer
Title

Michelle Mejia
Notary Public

MICHELLE MEJIA
COMM. # 2254284
NOTARY PUBLIC - CALIFORNIA
SAN MATEO COUNTY
Comm. Exp. AUG. 14, 2022
MGC1

- ☒(a) Facing Page.
- ☒(b) Statement of Financial Condition.
- ☒(c) Statement of Income (Loss).
- ☒(d) Statement of Changes in Cash Flows.
- ☒(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☒(g) Computation of Net Capital.
- ☒(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒(l) An Oath or Affirmation
- ☐(m) A copy of the SIPC Supplemental Report.
- ☐(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Stockpile Investments, Inc.
Pasadena, CA

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Stockpile Investments, Inc. (the "Company") as of September 30, 2019, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with the standards of the Public Company Accounting Oversight Board (United States).

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Other Information

The supplemental information contained in Schedule I – Computation of Net Capital Under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Cropper Accountancy Corporation has served as the Company's auditor since 2018.
Walnut Creek, California
December 2, 2019

Stockpile Investments, Inc.
Statement of Financial Condition
September 30, 2019

Assets	
Cash and cash equivalents	$ 828,584
Cash at and due from clearing organization	333,128
Cash due from merchant card processors	31,935
Securities owned, at market value	72,540
Software and equipment, net of $546,176 amortization and depreciation	61,484
Prepaid expenses and deposits	62,891
Other Receivables	46,354
Total Assets	**$ 1,436,916**
Liabilities and Stockholder's Equity	
Accounts payable and accrued expense	$ 95,791
Securities sold, not yet purchased	765
Due to affiliates	495,412
Deferred rent	4,413
Total Liabilities	**596,381**
Stockholder's Equity	
Common stock ($.001 par value; 1000 shares authorized; 1000 shares issued and outstanding)	1
Additional paid-in capital	11,042,547
Other paid-in capital—Stock options	80,466
Accumulated deficit	(10,282,479)
Total Stockholder's Equity	**840,535**
Total Liabilities and Stockholder's Equity	**$ 1,436,916**

See accompanying notes to the financial statements which are an integral part of the financial statements.

Stockpile Investments, Inc.

Notes to the Financial Statements

September 30, 2019

1. Organization

Stockpile Investments, Inc. (the "Company") was formed in Delaware as a corporation on December 10, 2010. The Company is a wholly-owned subsidiary of Stockpile, Inc. (the "Parent"). The Company operates as a broker-dealer registered with the U.S. Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company conducts business on a fully disclosed basis and will not execute or clear securities transactions for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pertaining to the possession or control of customer assets and reserve requirements.

2. Management Capital Plan and Liquidity

For the fiscal year ended September 30, 2019, the Company had a net loss of $1,854,277, and an accumulated loss of $10,282,479. During the same fiscal year the Parent contributed capital of $1,675,000 to the Company. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is dependent on its Parent to fund its operations as the Company has not yet generated a positive cash flow. The Parent intends to raise additional equity until positive cash flows are achieved. However, the Parent is not contractually obligated to continue to provide support. The Parent was successful in raising additional equity of $6 million dollars in March 2019 and has demonstrated its intent to support the Company. These uncertainties raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3. Significant Accounting Policies

Cash and Cash Equivalents—The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less to be cash equivalents.

Cash at Clearing Organization—Receivable from clearing organization consists of net cash held by the Company in its proprietary accounts at the clearing broker, Apex Clearing Corporation ("Apex"), and net commissions receivable for trading activity as of September 30, 2019. At September 30, 2019, $250,000 was held in a separate account as a requirement pursuant to the clearing agreement with Apex.

Securities Owned and Sold, Not Yet Purchased—Both securities owned and securities sold but not yet purchased consist of equity securities and are stated at market value with related changes in unrealized appreciation or depreciation reflected in revenue.

Property and Equipment—Property and equipment are stated at cost less accumulated depreciation, which is computed using the straight-line method over the estimated useful life of the related asset (generally three to ten years for equipment and furniture). Maintenance and repairs, which do not extend the useful life of the respective assets, are charged to expense as incurred.

Software and Web Application Development Costs—Costs for the development of new software and substantial enhancements to existing software and web applications are expensed as incurred until technological feasibility has been established, at which time any additional costs are capitalized. Software and web application development costs capitalized through September 30, 2019 are $557,178.

Revenue Recognition— The Company adopted Accounting Standards Codification ("ASC") 606 "Revenue

Recognition" and determined that adoption of the standard does not have a material impact on the recording of the Company's revenue. The Company earns its revenue from commissions on securities transactions. Commissions are recognized as revenue upon the execution of trades in customers' accounts. Costs connected with these commissions are expensed when incurred

Use of Estimates—Preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments—Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

Income Taxes—The Company's results are included in the consolidated federal income tax return and the combined franchise tax return for the Parent. The Company records income taxes as if the Company were to file a separate stand-alone tax return for federal and state income tax purposes. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. The Company is required to assess the likelihood that deferred tax assets will be realized using a more likely than not criteria. To the extent this criteria is not met, the Company is required to establish a valuation allowance against the deferred tax assets. Valuation allowances are established to reduce the deferred tax assets to the amount that more likely than not will be realized.

4. Software and Equipment

Software and equipment consist of the following at September 30, 2019:

	Cost	Accumulated Deprec/Amort	Net Cost
Software (internally developed)	$557,178	$519,588	$37,590
Office furniture & equipment	50,482	26,588	23,894
Total	$607,660	$546,176	$61,484

Depreciation and amortization expense for the year was $68,383.

5. Lease Commitments

The Company entered into a sublease for office space in Pasadena, California. The sublease began April 1, 2017 and has a 36 month term, expiring on March 31, 2020. In accordance with the sublease agreement, the Company has paid a security deposit of $8,213. The future minimum annual lease payments for each fiscal year are as follows:

Fiscal year ending September 30, 2020	52,282
Total	$ 52,282

Rent expense was $98,131 for the year ended September 30, 2019.

6. Net Capital Requirements

The Company is subject to the uniform net capital rule (SEC Rule 15c3-1) which requires the Company to maintain a minimum net capital of at least 1/15 of aggregate indebtedness or $250,000, whichever is greater, both as defined. At September 30, 2019, the Company's net capital was $626,900 which exceeded the requirement by $376,900. At September 30, 2019, the percentage of aggregate indebtedness to net capital was 95%.

7. Income Taxes

Significant components of the Company's deferred tax balances as of September 30, 2019 are as follows:

Net operating loss carryforward	$ 2,943,091
Organization costs	23,619
Employee compensation—Stock options	13,923
Deferred Rent	(2,027)
Total deferred income tax assets	2,978,606
Valuation allowance	(2,978,606)
Net deferred income tax assets	$ -

The realization of deferred tax assets is dependent upon the generation of sufficient taxable income in future years. At September 30, 2019, management is unable to provide any assurance or evidence that the Company will generate sufficient taxable income in future periods to utilize the deferred tax assets, and therefore, a 100% valuation allowance has been reserved against deferred tax assets.

At September 30, 2019, the Company's federal net operating loss carryforward was $9,842,866 and the Company's California net operating loss carryforward was $9,910,506. Both begin to expire in tax year 2032.

Temporary differences and their related tax effects shown above are based upon current estimates and assumptions and could vary significantly from actual amounts reported on tax returns subsequently filed. Accordingly, the Company may adjust the temporary differences as reported above when their tax returns are ultimately filed. The Company is no longer subject to federal and California tax examinations for tax years before year ended September 30, 2016 and September 30, 2015, respectively.

8. Stock-based Compensation

Stock options of the Parent are issued to employees of the Company. Accordingly, the expense related to these stock options is calculated in accordance with ASC Topic 718-Stock Compensation issued by the FASB and included in compensation expense of the Company. For the year ended September 30, 2019, total stock option compensation expense was $54,985.

9. Related Party Transactions

The Company has an expense-sharing agreement with its Parent for engineering costs, software maintenance and improvements, and certain salaries. The Company agrees to reimburse its Parent for its share of these costs paid for on its behalf. Additionally, the Parent pays credit card and health care costs directly related to the Company, on the Company's behalf. During the fiscal year ended September 30, 2019, the Company owed $4,135, calculated as follows:

Amount due Parent at September 30, 2018:	$ 595,206
Expenses incurred, due to Parent:	433,929
Cash payment to Parent:	(100,000)
Amounted forgiven by Parent:	(925,000)
Amount due Parent at September 30, 2019:	$ 4,135

Also at September 30, 2019, the Company owed $491,277 to Stockpile Gifts, Inc. ("Gifts"), a subsidiary of the Parent, for funds collected on its behalf.

10. Securities Owned and Sold, Not Yet Purchased

Securities owned consist of equity securities and are stated at fair market value with related changes in unrealized appreciation or depreciation reflected in trading revenue. The Fair Value Measurements Topic of the FASB Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair

value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). At September 30, 2019, securities owned were Level 1 assets measured at fair market value of $72,540, and securities sold not yet purchased were Level 1 assets measured at fair market value of $765.

11. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing broker on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers.

These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-balance-sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

12. Concentration of Credit Risk

The Company maintains its cash and cash equivalents in various bank deposit accounts and brokerage accounts, which, at times, may exceed federally insured limits. At September 30, 2019, the Company held $383,185 cash in excess of the federal insured limit in one of its bank accounts. The Company has not experienced any losses in such accounts. Due to the satisfactory credit rating of its bank and brokerage institutions, the Company believes that its cash and cash equivalents are not exposed to any significant credit risk.

13. New Accounting Standards

FASB's lease accounting standard change, ASU 2016-02 "Leases", effective for year ended 12-31-2020, will present changes to the balance sheet of lessees. Among many of the changes, lessor accounting is updated to align with certain changes in the lessee model and the new revenue recognition standard. Management has determined that both standards have either limited or no application to the Company, and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

14. Subsequent Events

The Company has evaluated subsequent events through the date of the Report of Independent Registered Public Accounting Firm, the date on which the financial statements were issued. No material subsequent events were noted.